UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Archipelago Learning, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03956P102
(CUSIP Number)
November 19, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03956P102	13G	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON MHT-SI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		606,837

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 8)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,837

WITH	8	SHARED DISPOSITIVE POWER

		0 (See Item 8)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	606,837 (See Item 8)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.4%* (See Item 8)

12	TYPE OF REPORTING PERSON

	PN
* Based upon 25,106,719 shares of Common Stock issued and outstanding as of November 19, 2009.

1	NAME OF REPORTING PERSON MHT-SI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		725,882

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 8)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		725,882

WITH	8	SHARED DISPOSITIVE POWER

		0 (See Item 8)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	725,882 (See Item 8)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%* (See Item 8)

12	TYPE OF REPORTING PERSON

	OO
Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Michael McGill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		725,882

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 8)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		725,882

WITH	8	SHARED DISPOSITIVE POWER

		0 (See Item 8)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	725,882 (See Item 8)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%* (See Item 8)

12	TYPE OF REPORTING PERSON

	IN
Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Shawn D. Terry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		725,882

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 8)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		725,882

WITH	8	SHARED DISPOSITIVE POWER

		0 (See Item 8)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	725,882 (See Item 8)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%* (See Item 8)

12	TYPE OF REPORTING PERSON

	IN
Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Archipelago Learning, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3400 Carlisle Street
Suite 345
Dallas, Texas 75204-1257

Item 2(a).	Name of Person Filing:

This statement is being filed by each of:

MHT-SI, L.P.
MHT-SI GP, LLC
Michael McGill
Shawn D. Terry

MHT-SI, L.P., MHT-SI GP, LLC, Michael McGill, and Shawn D. Terry are referred to herein collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office:

2000 McKinney Ave.
Suite 1200
Dallas, Texas 75201

Item 2(c).	Citizenship:

Texas

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

03956P102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned: See Item 9 of cover page.

(b)	Percent of class: See Item 11 of cover page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of the cover page that corresponds to each respective Reporting Person.

MHT-SI, L.P., a Texas limited partnership, is the record holder of 606,837 shares of the identified class of securities.

MHT-SI GP, LLC is the general partner of MHT-SI, L.P. and may be deemed to have beneficial ownership of shares owned by MHT-SI, L.P. MHT-SI GP, LLC disclaims this beneficial ownership, except to the extent of its pecuniary interest therein. MHT-SI GP, LLC is the record holder of 119,045 shares of the identified class of securities.

Shawn D. Terry and Michael McGill are managing partners of MHT-SI GP, LLC and may be deemed to share beneficial ownership of shares owned by MHT-SI, L.P. and MHT-SI GP, LLC. Each of Messrs. Terry and McGill disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person:

Not Applicable.

Page 7 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

MHT-SI, L.P. is a party to a Voting Agreement, dated as of November 19, 2009, by and among Providence Equity Partners V L.L.C., Providence Equity GP V L.P., Providence Equity Partners V L.P., Providence Equity Partners V-A, L.P. (together, the “Providence Parties”), David Muzzo, and Cameron Chalmers (together, the “Other Parties”). The Voting Agreement contains provisions restricting the ability of MHT-SI, L.P., MHT-SI GP, LLC (together, “MHT”) and the Other Parties to vote for directors other than those specified in the agreement with respect to 50% of their common stock, and the ability of the Providence Parties to vote for directors other than those specified in the agreement with respect to all of their common stock. Given the terms of the Voting Agreement, MHT, together with the Providence Parties and the Other Parties, might be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 14,328,706 shares of common stock, which constitutes 57.1% of the class of total issued shares. The Voting Agreement is filed as Exhibit 10.40 to Archipelago Learning, Inc.’s Registration Statement on Form S-1 (File No. 333-161717) filed with the Securities and Exchange Commission on November 17, 2009.

MHT, the Providence Parties and the Other Parties acknowledge they are acting as a “group” solely for the purpose of causing Archipelago Learning, Inc. to qualify as a controlled company under Section IM-5616-5 of the NASDAQ Stock Market Rules. The share ownership reported herein by the Reporting Persons does not include any shares owned by the Providence Parties or the Other Parties to the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the shares of Archipelago Learning, Inc. other than the amounts reported on the cover page included herein. Furthermore, MHT-SI GP, LLC disclaims beneficial ownership of all shares of Archipelago Learning, Inc. held by MHT-SI, L.P., except to the extent of their pecuniary interest therein. Michael McGill and Shawn D. Terry disclaim beneficial ownership of all shares of Archipelago Learning, Inc. held by MHT-SI, L.P. and MHT-SI GP, LLC, except to the extent of their pecuniary interest therein.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

Page 8 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2010

MHT-SI, L.P. By: MHT-SI GP, LLC Its General Partner
By:	/s/ Shawn D. Terry
	Name:	Shawn D. Terry
	Title:	Managing Partner

MHT-SI GP, LLC
By:	/s/ Shawn D. Terry
	Name:	Shawn D. Terry
	Title:	Managing Partner

/s/ Michael McGill
MICHAEL McGILL

/s/ Shawn D. Terry
SHAWN D. TERRY

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 16, 2010, by and among MHT-SI, L.P., MHT-SI GP, LLC, Michael McGill, and Shawn D. Terry.